06013100

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

April 24, 2006

Re: NABI ~~North American~~ Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 03 2006
WASH, D.C. 152 SECTION

To Whom it May Concern:

Find attached NABI Rt.'s latest press releases.

Sincerely,

SUPPL

Rita Szalay
NABI Rt.

Attachment:
2 NABI Rt's press releases

de 5/4

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

April 24, 2006

Declaration on Corporate Governance Practices

The Board of Directors of NABI Bus Industries Rt (the "Company") in its resolution 19/2005 provides the following information on behalf of the Company in connection with the Corporate Governance Recommendations of the Budapest Stock Exchange:

1. to Section 1.1.2 of the Recommendations
The mission of the Board of Directors covers matters set forth in this Section. - **Yes**
The Board of Directors established its Charter. -**Yes**

2. to Section 1.2.2 of the Recommendations
The Supervisory Board established its Charter and work schedule. - **Yes**

3. to Section 1.3.2 of the Recommendations
Minutes have been prepared on meetings of the Board of Directors and the Supervisory Board, respectively, and resolutions had been properly administered. - **Yes**

4. to Section 1.6.1. and Section 2.1.6 of the Recommendations
The Board of Directors has prepared the guidelines regarding the evaluation and remuneration of the management.
The Board of Directors has published the guidelines regarding the evaluation and remuneration of the management. – **Due to the Asset Transfer Agreement entered into on February 14, 2006, NABI Rt. has no employees. As the upcoming AGM is supposed to decide on the winding up of the Company, such guidelines have not been prepared.**

5. to Section 1.7. of the Recommendations
An independent internal audit department (independent internal control) functions at the Company.
The independent audit department has an auditing plan approved by the Board of Directors or the Supervisory Board. - **In the past, the Internal Auditor reported to the Management and her tasks had been defined by the Finance Director/Deputy CEO. Currently, there is no Internal Auditor (see explanation to item 4. above).**

6. to Section 1.10. of the Recommendations
The shareholders' meeting and the Supervisory Board have been informed about the fact that the outside audit firm of the Company received a material assignment in addition to the audit. **There were no additional material assignments.**

7. to Section 2.1.1. of the Recommendations
The guidelines for disclosures have been prepared by the Company. **Yes**

8. to Section 2.1.4. of the Recommendations
The Board of Directors published its actual business strategy.
No. Earlier strategies were published on the Company's web-site. The Company's business strategy for 2005 had not been finalized and issued because of the restructuring in progress during the year. Due to the Asset Transfer Agreement referred to in item 4. and the winding up process proposed to the upcoming AGM, further business strategy has not been published.

9. to Section 2.1.6. of the Recommendations
The Company published in accordance with Section 2.1.6 of the Recommendations the information relating to the career of the members of the Board of Directors, the Supervisory Board and executive management. - **Yes, after the AGM by which the Directors and Supervisory Board members were elected or when Managers were hired. This information was published on the www.nabi.hu homepage.**

10. to Section 2.1.7. of the Recommendations
The Company published in accordance with Section 2.1.7 of the Recommendations its risk management guidelines. - **No, NABI had not published risk management guidelines. The Board handled these issues as the need arouse. The Management followed detailed, written internal rules governing the financial and operational processes. These rules were set up in accordance with the relevant laws and regulations as well as the ISO9001 and ISO 14001 standards.**

11. to Section 2.1.9 of the Recommendations
The Company published its guidelines on insider dealings. - **No, the Company had not published guidelines, but assured that the relevant laws and regulations were being followed by creating Internal Rules for the Handling of Inside Information, and maintaining a Registry of persons possessing inside information.**

12. to Section 2.1.10. of the Recommendations
The Board of Directors published in accordance with Section 2.1.10 of the Recommendations information regarding the relationships of the directors and members of the management with third parties. - **Yes.**

<u>**Information and other notes**</u>

1. to Section 1.3.1. of the Recommendations
The Board of Directors held **13** meetings in 2005 with **100 %** average participation ratio.

The Supervisory Board held **10** meetings in 2005 with **100%** average participation ratio.

2. to Section 1.5.2. of the Recommendations
The ratio of the independent directors compared to the total number of directors: **33%**.

3. to Section 1.5.5. of the Recommendations
The ratio of the independent Supervisory Board members to the total number of Supervisory Board members: **33%**

4. to Section 1.8. of the Recommendations
As the Board of Directors had only 3 members in 2005, no separate Committees had been operating.

5. to Section 3.1.4. of the Recommendations

In preparing and holding the shareholders' meeting at the Company the relevant recommendations on preparation and holding of shareholders' meeting had been taken into account in the business year of 2005 - **Yes**

6. The Company established a Corporate Governance Code.
No

7. The Company established a Code of Ethics.
No

8. The function of the Chief Executive Officer and the Chairman of the Board of Directors is fulfilled by the same person.
No

The Board of Directors of NABI Bus Industries Rt.

- END -

For further information:
Rita Szalay
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: szalayr@nabi.hu

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

April 24, 2006

Board proposals for the NABI AGM

NABI Rt. published the proposed financial statements (currently being audited) for its AGM to be held on April 27, 2006. The statements and other AGM materials are be available at NABI's offices (H-1165, Budapest, Újszász u. 45) or can be downloaded from www.nabi.hu/Download Center and the www.bse.hu web site.

- END –

For more information:
Szalay Rita
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: szalayr@nabi.hu